press release

ArcelorMittal announces results of its Annual and Extraordinary General Meetings

Luxembourg, 10 May 2017 - The Annual and Extraordinary General Meetings of shareholders of ArcelorMittal held today in Luxembourg approved all resolutions on their respective agendas by a strong majority.

63.19% of the voting rights were represented at the general meetings. The results of the votes will be posted shortly on www.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings > General Meetings – 10 May 2017" where the full documentation regarding to the general meetings is available.

The shareholders re-elected Mr. Lakshmi N. Mittal, Mr. Bruno Lafont and Mr. Wurth as directors of ArcelorMittal for a term of three years each. In addition, the shareholders approved the reverse split (consolidation) of the Company’s share capital in the sense that every 3 shares of the Company after implementation will be represented by 1 share. Also approved were technical decisions adapting the Company’s Articles of Association to new legislation.